
09011846


Generex BIOTECHNOLOGY™

Annual Report 2008

Generex Biotechnology Corporation is engaged in the research, development, and commercialization of drug delivery systems and technologies. Generex has developed a proprietary platform technology for the delivery of drugs into the human body through the oral cavity (with no deposit in the lungs).

The Company's flagship product Generex Oral-lyn™, an oral insulin spray, is approved for sale in India and Ecuador for the treatment of subjects with Type-1 and Type-2 diabetes and is in Phase III clinical trials at several sites around the world. Antigen Express, Inc., a wholly owned subsidiary of Generex, has developed vaccine peptides that are the subject of four on-going clinical trials, three in oncology (HER2 positive breast, ovarian cancer, and prostate cancer) and one in infectious diseases (H5N1).



Pain Free Needle Free

Letter to Shareholders



Anna E. Gluskin
President & Chief Executive Officer

Dear Generex Shareholders

The world has witnessed some fundamental shifts over the past year that have had a big impact on the financial markets and caused the downfall of century-old industry giants. These events had forced individual investors to re-examine their thought patterns on the tried and true methods of investing and take a much closer look at companies and particularly the products and services they provide that have the potential to impact consumers positively. While institutions have disappeared over the past year the global financial meltdown has not been able to get rid of the consumer base for which we are responsible to serve.

To say that Generex dodged the global meltdown altogether is not accurate. The equity markets took its toll which had forced the Company to manage its resources very carefully while relying on more strategic options to move corporate plans forward. As a result, the Company was able to achieve many milestones this year despite the economic downturn and this Annual Report will reflect all of these achievements. Shareholders should feel confident that management and the Generex team never faltered from its corporate and strategic plans and will continue to build on the fundamentals which should allow for greater opportunities over the next fiscal year. Your continued support bolsters our confidence to meet the goals of commercialization and growth but most importantly it reminds us to never lose sight of producing quality products for patients living with chronic diseases.

I am pleased to share the following highlights of fiscal year 2008:

GENEREX ORAL-LYN™

Phase III: The Company had embarked on its Phase III study for Generex Oral-lyn™ during the past year. The multi-center study includes over 70 clinical sites testing Type 1 diabetes mellitus patients for a six-month period with a six-month follow-up period. Since initiation approximately 350 patients have been enrolled in each of the participating clinical sites located in the US, Canada, Russia, Ukraine, Bulgaria, Romania and Poland. Upon completion of the studies and analysis of the data compiled from the study the Company anticipates filing a submission to Health Canada, EMEA and the FDA.

As shareholders, it is important for you to be aware that the cost of conducting these studies are at a significant fraction of the cost of other pivotal studies conducted in the alternative drug delivery sector over the past years. We have been consistent throughout the research and development stage period to keep costs down while not sacrificing any of the details of the finished product ensuring consistent delivery, safety and efficacy. This approach should accelerate the return on investments in the years to come as we prepare to launch in major as well as developing markets.

Product launches: On the United Nations' World Diabetes Day 2008, the Company's marketing partner in India, Shreya Life Sciences Pvt. Ltd. (www.shreya.com.in) launched Generex Oral-lyn™ in major cities throughout India-Mumbai, Chennai, Delhi, Kolkata, Bangalore and Hyderabad. Shreya Life Sciences is poised to market Generex Oral-lyn™ (sold in India under the brand name Oral Recosulin™) as it will offer the product through its sales force of more than 1,000 associates and will implement a continuing medical education program to introduce the product to endocrinologists, diabetologists and physicians in India who treat Type 1, Type 2 and IGT patient populations and whom are excited about a non-invasive insulin product.

Approvals: The Company had a nice year-end milestone with the approval for Generex Oral-lyn™ granted by the Lebanese Ministry of Public Health. Like the others this approval allows for the importation, marketing, distribution and commercial sale in the Republic of Lebanon for the treatment of adults and children with Type-1 or Type-2 diabetes mellitus.

The Company's licensee in Lebanon is Benta SAL (www.bpi.com.lb), the holder of the largest market share in the supply of pharmaceuticals, medical supplies and equipment to Lebanese hospitals and public health institutions. The launch is expected in May, 2009.

Additional approvals will create a revenue stream for the Company as it continues with its Phase III pivotal study. Ensuing approvals highlight the strength of our regulatory preparedness that provides evidence of our flagship product's safety and efficacy. We look forward to filling orders through our contract manufacturers and solidifying relationships with our suppliers to plan for commercialization scale-up over the next year.

Licencees: In August, 2008, the Company entered into a licensing deal with Dong-Sung Pharm Co. (www.dongsung-pharm.co.kr) for the importation, marketing, distribution and sale of Generex Oral-lyn™ in South Korea. Dong-Sung Pharmaceuticals, founded in 1957, is one of Korea's leading pharmaceutical companies with more than 500 employees and the largest production facilities in the country. The terms of the licensing deal include a payment of a non-refundable, upfront licensing fee with further payment of an additional non-refundable licensing fee upon receiving approval from the Korea Food and Drug Administration (KFDA). Generex will prepare and file the approval application with the assistance of Dong-Sung and SciGen Ltd. (www.scigenltd.com), Generex's master license in the region.

This licensing arrangement is indicative of the pattern of many pharmaceutical companies looking to enrich their product pipelines with promising products and placing their footprint early to ensure their place in the growing marketplace. The Company will continue to work with its existing marketing partners (Adcock Ingram and E&V Alca) who have already mapped out their respective countries as we proceed with more regulatory approvals in the coming year.

GENEREX MENA

After much research and market analysis of the highly prevalent diabetes market of the Middle East Region the Company decided to create a more permanent presence in the region in 2008. The Generex MENA branch office was established in early March 2008. Located in the prestigious Dubai Healthcare City Center the Company has attracted a number of distributors in 15 countries within the Middle East and North Africa. The branch office has been busy filling purchase orders for the Company's confectionary line of glucose and energy products along with other diabetes-related products licensed exclusively for Generex MENA. Generex MENA has also focused their efforts on the preparation of submissions for Generex Oral-lyn™ which should translate into additional regulatory approvals over the coming year. Generex MENA has provided the Company with a breadth of knowledge in local marketing practices and the openness within that region to adapt new ways to combat diabetes and other chronic diseases. It has allowed our team to hone our skills and the option to expand our marketing successes into other territories.

METCONTROL™

We had an exciting development with MetControl™, the Company's proprietary metformin chewing gum product over the past year. MetControl™ achieved positive results from a clinical study conducted at a US clinical site. The results of the study demonstrated that MetControl™ chewing gum tablet and traditional metformin tablets are bioequivalent in respect of both the rate and the extent of systemic absorption thereby making the two products interchangeable. This equivalence supports the Company's regulatory plan to initially file as a generic product in selected markets. Early entry into the $2 billion metformin market provides the Company the option to market MetControl™ on its own or as a companion product to Generex Oral-lyn™. Plans to test the product and demonstrate superiority to metformin tablets are underway.

The next step includes collaborating with Fertin Pharma ALS, a worldwide leader in the development and manufacturer of medicinal chewing gum in order to pursue scale-up plans for commercialization and final packaging options. We anticipate attracting marketing partners who have the foresight to target both adults and children on the benefits of this well-known drug delivered in an innovative, safe and effective means.

RETAIL PRODUCTS

We received much feedback from our customer base over the past year, including medical practitioners, expressing their satisfaction in our confectionary line of products. The concept of our buccal spray technology system is attracting mass appeal and opens up the door for other products to expand our existing product line.

Glucose RapidSpray™, a glucose spray product, which serves as an innovative alternative for people who require additional glucose in their diet, continues to be sold in the United States and Canada in major retail chains. We were able to expand our broker network further which should entrench us into more retail chains this coming fiscal year. Our Generex MENA office successfully attracted distributors to this product and we hope that this trend will continue.

We also had the opportunity to introduce two new products this year, Crave-NX™ 7-Day Diet Spray and BaBoom!™ Energy Spray. Both products will be introduced via our existing broker and distribution network while we explore our marketing options to create awareness on a larger scale.

Our retail products will continue to provide brand recognition within the retail marketplace amongst pharmacists, retailers, distributors and customers alike. More importantly, the revenue stream created by these products will demonstrate that our platform buccal delivery technology provides for multiple commercial opportunities.

VACCINE PLATFORM - INFLUENZA, BREAST CANCER, PROSTATE CANCER

The Company's subdivision, Antigen Express, continued to make progress with its vaccine platform this past year. Antigen Express is developing novel immunotherapeutic and prophylactic vaccines for critical unmet medical needs, including cancer and infectious diseases. The advantage of our proprietary vaccine technology is that it may be applied to any pathogenic agent or disease marker for increased recognition by the immune system. We are advancing products in our pipeline for cancer, infectious and autoimmune diseases.

Antigen Express products are now the subject of four clinical trials: a Phase II trial in breast cancer patients (AE 37); a Phase I trial in prostate cancer patients (AE 37); a Phase I trial in patients with ovarian cancer (AE 37); and a Phase I trial testing H5N1 vaccine peptides in healthy volunteers.

The Company successfully expanded its clinical trial effort on a number of fronts this past year. The number of sites for our Phase II breast cancer trial was increased from 5 to 10 to facilitate patient enrollment. Immunization of all patients with AE 37 in our Phase I prostate cancer was completed. An IND was filed for an additional Phase I clinical trial of AE 37 in combination with another peptide vaccine in patients with breast or ovarian cancer. This latter trial is being funded entirely by the Mary Crowley Cancer Center. We believe that this is indicative of the growing interest in and promise of cancer immunotherapy.

While cancer has been the focus, the company has actively pursued application of its proprietary technology for infectious and autoimmune diseases. The Phase I trial of the potentially pandemic H5N1 avian influenza employing synthetic peptides at the American University in Lebanon is continuing. The company further established a collaboration with Dr. John Treanor, a leader in influenza and H5N1 vaccine trials. Those studies greatly compliment the ongoing Phase I trial of the company's synthetic peptide vaccine in helping to devise an effective formulation.

While we continue to focus on the specific vaccine development we anticipate exploring the technology's capability to diagnose autoimmune diseases at earlier stages than was otherwise possible.

We continue to be motivated about the progress we make on all fronts but are always excited by the scientific possibilities we encounter during our daily routine. The challenge to develop these interesting applications to improve the lives of those living with chronic disease are always met with enthusiasm. Hopefully, this enthusiasm will be equally met by potential collaborators that will share in the vision of these new applications in the near future.

We thank you again for joining us on this dynamic journey as we treat one patient at a time; one country at a time.

Generex BIOTECHNOLOGY™

2008 Corporate Milestones



NEW!
CRAVE-NX
SAVE
BABOOM!

Enrolled More Than Two Hundred Sub

Granted Special Access Program in Canada for Generex Oral-lyn™

Obtained Positive Results of MetControl™ Metformin Chewing Gum Trial

Expanded Mayo Clinic Collaboration for Vaccine Studies

Collaborated with Pevion Biotech for Immunotherapeutic Vaccine

Entered into a product licensing and distribution agreement with ABP Comercio, Importacao E Exportacao Ltda. For Glucose RapidSpray™ in Brazil



ts in Generex Oral-lyn™ Phase III Trial

ommenced
enerex Oral-lyn™ Trial
nvolving Subjects With
mpaired Glucose
olerance

Generated New Sales Through the Generex MENA Office Located in Dubai Healthcare City Center

Entered into a Distribution Agreement with SciGen Ltd. for Generex Oral-lyn™ in China

Submitted Generex Oral-lyn™ dossier in Syria

Initiated Commercial Launch of Oral Recosulin™ (Generex Oral-lyn™) in India

Received Governmental Approval of Generex Oral-lyn™ in Lebanon

Entered into a product licensing and distribution agreement with Dong-Sung Pharm Co. Ltd. For Generex Oral-lyn™ in South Korea

Entered into Product Licensing & Distribution Agreement with Adcock Ingram Healthcare (Pty) Ltd. for Generex Oral-lyn™ in South Africa, Lesotho, Swaziland, Botswana, Namibia, Mozambique, & Zimbabwe



No Lung Deposition

Generex Oral-lyn™ is an oral insulin spray for the treatment of both Type-1 and Type-2 diabetes.

GENEREX
ORAL-LYN™

Generex Oral-lyn™ is designed to improve the quality of life for people with diabetes by allowing them to manage the disease more effectively.

Unlike certain other alternative insulin delivery products presently under development, Generex Oral-lyn™ does not enter the lungs; the formulation is absorbed in the buccal cavity with insignificant residual deposition in the gastrointestinal tract.

Generex Oral-lyn™ is a prandial (mealtime) insulin and numerous clinical studies have consistently demonstrated that the use of Generex Oral-lyn™ allows the human body to mimic normal pancreatic insulin secretion and that Generex Oral-lyn™ is a safe, effective, fast, flexible, pain-free and simple alternative to prandial insulin injections.

Generex Oral-lyn™ is also designed to improve patient compliance, thereby delaying the progression of diabetes and the onset of complications associated with diabetes such as: amputation, retinopathy, cardiovascular disease, nephropathy, neuropathy and peripheral vascular disease.

Benefits:

- Eliminates the pain previously endured with injections
- Enters bloodstream via the lining of the mouth
- Fast absorbing
- Rapid relief
- Convenient spray
- Stable in room temperature


GENEREX ORAL-LYN
GENEREX ORAL-LYN
ONE RAPIDMIST™ ACTUATOR
TWO CANISTERS OF ORAL SPRAY
HUMAN INSULIN 2 X 400 U



Generex Oral-lyn™ is poised to irrevocably alter the manner in which diabetes is treated.



Clinical Data Presented At:

- 44th Annual Meeting of the European Association for the Study of Diabetes
- 2nd World Congress on Controversies to Consensus in Diabetes, Obesity & Hypertension
- Syrian Endocrine Society
- Annual Meeting & Exposition of the Controlled Release Society
- Endocrine Society's 90th Annual Meeting
- 68th Annual Scientific Sessions of the American Diabetes Association
- 2nd Annual International Conference on Hypertension, Lipids, Diabetes & Stroke Prevention

Our Partners:


SHREYA®
LIFE SCIENCES

Generex Oral-lyn™ is the first non-injectable buccal insulin approved in India. The product has been approved for importation and commercial marketing and sale in India for the treatment of diabetes by the Central Drugs Standard Control Organization (CDSCO), Directorate General of Health Services, Government of India. Generex has entered into a Product Licensing and Distribution Agreement with Shreya Life Sciences Pvt. Ltd., a leading Indian-based pharmaceutical company. For more information about Shreya visit: *www.shreya.co.in.*


adcock ingram
Adding value to life

Generex has partnered with Adcock Ingram Limited and Adcock Ingram Health care (Pty) Ltd for the marketing, distribution, and sale of Generex Oral-lyn™ in South Africa and 6 other neighboring countries: Lesotho, Swaziland, Botswana, Namibia, Mozambique, and Zimbabwe. Adcock Ingram, part of the Tiger Brands Group, is a leading South African pharmaceutical company with an 11.4% share of the private healthcare market. Adcock Ingram has an extensive range of prescription, generic, and over-the-counter products and also provides life saving hospital equipment and diagnostic products and services. For more information about Adcock Ingram visit: *www.adcock.co.za.*


BPi
Benta Pharma Industries

Generex Oral-lyn™ is approved for importation, marketing, distribution, and commercial sale in the Republic of Lebanon for the treatment of adults and children with Type-1 or Type-2 diabetes mellitus. Benta SAL, the Company's licensee in Lebanon and the holder of the largest market share in the supply of pharmaceuticals, medical supplies, and equipment to Lebanese hospitals and public health institutions, has a sales force that covers 1700 pharmacies, 175 hospitals and 23 wholesalers, in addition to public health institutions and dispensaries. For more information about Benta SAL visit: *www.bpi.com.lb.*


SciGen

Generex has partnered with SciGen, Ltd. in the form of a product licensing and distribution agreement under which SciGen will procure governmental approvals for the importation, marketing, distribution, and sale of Generex Oral-lyn™ in the People's Republic of China, Hong Kong, Indonesia, South Korea, Malaysia, the Philippines, Singapore, Thailand, and Vietnam. SciGen is a fully integrated biotechnology company globally developing, manufacturing, and marketing biopharmaceuticals. For more information about SciGen visit: *www.scigenltd.com.*


DONGSUNG
PHARMACEUTICALS.

Generex has entered into a product licensing and distribution agreement with Dong-Sung Pharm Co. Ltd. for the importation, marketing, distribution and sale of Generex Oral-lyn™ in South Korea. Dong-Sung Pharmaceuticals, founded in 1957, is one of Korea's leading pharmaceutical companies with more than 500 employees and the largest production facilities in the country. For more information about Dong-Sung, please visit: *www.dongsung-pharm.co.kr.*


PharmaBRAND
Promoting health and quality of life

Generex Oral-lyn™ is currently approved for sale in Ecuador. Generex and its contract manufacturer PharmaBRAND, has initiated education and marketing programs to support the sale of Generex Oral-lyn™ in the country to endocrinologists, diabetologists, and physicians. For more information about PharmaBRAND visit: *www.pharmabrand.com.ec.*


MetControl™
Metformin Chewing Gum

MetControl™ - Metformin gum

In May 2006, Generex established a collaborative alliance with Fertin Pharma A/S, a leading Danish manufacturer of medicinal chewing gum, for the development of a metformin medicinal chewing gum for the treatment of Type-2 diabetes mellitus and obesity.

Metformin is a generic drug used to regulate blood glucose levels by reducing liver glucose production and improving the insulin sensitivity of cells. Through this action, Metformin allows the insulin produced by the body to be used more effectively and ultimately reduces the amount of glucose in the blood. Metformin is the backbone of almost all treatments for Type 2 diabetes mellitus. It has a broad range of beneficial qualities for this extremely complex disease. Despite the fact that it is the most prescribed drug for Type 2 diabetes, there are still millions who do not use it because of a variety of factors, including gastrointestinal side effects, large pill size and bitter taste (especially in burgeoning population of children with Type 2 diabetes). The delivery of Metformin in a pleasant tasting chewing gum format may make the drug more acceptable to these patients and may thereby increase compliance with the therapy.

fertin Pharma

In December 2008, Generex announced results from a clinical trial of MetControl™. Results of this fully compliant ICH-GCP conducted study indicate that the MetControl™ Metformin chewing gum and traditional Metformin tablets are bioequivalent in respect of both the rate and the extent of systemic absorption such that MetControl™ and Metformin tablets are therapeutically equivalent and therefore interchangeable.

Upon confirmation of clinical trials, Generex intends to proceed with various submissions for regulatory approval of MetControl™ as a generic Metformin product. The R&D path that leads to commercialization of this product is not anticipated to be as lengthy as a typical NCE (New Chemical Entity) as Metformin itself is not a new active compound. It is a well established active that has been accepted globally for the treatment of patients with diabetes.



Fertin Pharma is a world leader in the development and manufacture of medical chewing gum.





Glucose RapidSpray™


NEW!
Clinically Tested
Glucose RapidSpray
Don't Delay. Just Spray!
20
FAT FREE
Glucose RapidSpray
19 mL
NEW!
Clinically Tested
Glucose RapidSpray
Don't Delay. Just Spray!
20
FAT FREE
Glucose RapidSpray
19 mL

Glucose RapidSpray™ offers another aid to diabetics who require or need additional glucose to their diets or daily intake. Recent studies conducted by scientists at the University Campus Bio-Medico, Rome, Italy in conjunction with Generex have demonstrated that Glucose RapidSpray™ used early in the onset of low blood sugar episode can stop such an episode and prevent a further drop in blood glucose and the nauseous feelings that ensue. Studies have indicated that the use of Glucose RapidSpray™ may help to lose body weight in obese subjects over a short period of time.

Crave-NX™ 7-Day Diet Aid Spray


NEW!
CLINICALLY TESTED
#1 Calorie Saver!
CRAVENX
7-DAY DIET AID SPRAY
SAVE UP TO 2 POUNDS PER WEEK
SPRAY THE CRAVE AWAY

Crave-NX™ 7-Day Diet Aid Spray is a scientifically formulated and clinically tested oral glucose spray designed to fuel the mind and control sweet tooth cravings (i.e. cookies) and carb cravings (i.e. potatoe chips) resulting in saved calories. Encouraged to use with other diet products (i.e. fat burners) and weight-loss plans.

BaBOOM!™ Energy Spray


BABOOM!
ENERGY SPRAY
BABOOM!
ENERGY SPRAY

BaBOOM!™ Energy Spray is an instant and sustaining energy product that is positioned as a standalone energy supplement. Typical users of BaBOOM!™ are those who want that quick burst of energy without overloading their bodies with extra calories and liquids. The product contains 30 Servings, 150 Sprays and fewer than 2 calories per serving. With its dynamite stick packaging, the product is designed to be eye catching and appealing to a broad consumer group that will ensure maximum consumer takeaway off the shelves. Whether for sports, work, study, or long-distance travel, BaBOOM!™ Energy Spray is easy to use and convenient to store.

Available at:


RITE AID PHARMACY
BROOKS Pharmacy
ECKERD Pharmacy
The Medicine Shoppe PHARMACY
meijer
ShopKo
HyVee
Diabetes Shoppe
KERR DRUG
Kinney DRUGS
weis
BI-MART
FRUTH
LEADER
Loblaws
Rexall
PharmaPlus
SHOPPERS DRUG MART
Diabetic EXPRESS 1-800-338-4656
Walgreens.com
amazon.com





ANTIGEN EXPRESS, INC

Antigen Express, Inc.

Antigen Express, Inc. is focused on the development of novel immunotherapeutic and prophylactic vaccines for cancer and infectious diseases. The vaccines under development utilize specific fragments of known pathogenic agents or markers of disease modified by proprietary means to increase their immune-stimulatory activity. The Company's most advanced compound (AE37) has been shown to be safe, well tolerated and to generate a good immunological response in breast cancer patients in a Phase I clinical trial. This immunotherapeutic vaccine is currently being examined in a randomized, controlled Phase II study designed to examine efficacy in breast cancer patients as well as a new Phase I study in prostate cancer patients. In addition to cancer, a Phase I trial has been initiated to test a synthetic H5N1 avian influenza vaccine in volunteers.

Immunotherapy Cancer Vaccine Platform

AE37 is an immunotherapeutic vaccine for the treatment of a variety of different cancers. The advantage of this type of immunotherapy is that it has none of the toxicities associated with classical chemotherapy. This is because it works by generating a specific immune response against a protein that is present on cancer cells and which contributes to their unregulated growth (HER-2/neu protein). We are currently conducting a randomized Phase II efficacy study in patients with breast cancer. Roughly 60% to 70% of breast cancers express HER-2/neu at levels qualifying them for our immunotherapeutic vaccine (in contrast to only approximately 25% that qualify for Herceptin therapy). We have also initiated trials in patients with prostate cancer, a significant percentage of which also express HER-2/neu. Other cancers that express HER-2/neu include: lung, ovarian, colorectal, stomach, and pancreatic.

Synthetic Avian Fluenza

The vaccine being developed by Antigen Express, Inc. for the potentially pandemic H5N1 influenza virus is based upon simple peptide-synthesis technology similar to their immunotherapeutic cancer vaccine. Consequently, it can be manufactured rapidly, easily, and at inexpensive cost. This is in sharp contrast to traditional egg-based vaccines that rely on biological systems for vaccine production, making their availability to at-risk populations during a pandemic extremely limited. The preclinical studies conducted with the synthetic vaccine suggest that it may be used with more traditional vaccines to extend their utility as well as to prevent mortality associated with H5N1 infection when used alone.


Vaccine
Breast Cancer
Vaccine
Prostate Cancer
Vaccine
H5N1 Avian Influenza
Vaccine
Ovarian Cancer
Pre-Clinical
Clinical
Market


Generex BIOTECHNOLOGY
MENA
Middle East & North Africa


IRAN
HRAIN
Manamah
QATAR
Doha
Al Khasab
Ras al Khaimah
Sharjah
OMAN
Dubai
Gulf of
Abu Dhabi
Al Ain
Sohar
UNITED ARAB
EMIRATES
Ar Rustaq

Generex Establishes Branch Office in Exclusive Dubai Healthcare City.

Generex MENA (Middle East North Africa)

Generex MENA (Middle East North Africa) has been working hard on putting together a comprehensive distribution network that covers the entire MENA region. Generex MENA currently has distributors in over 20 countries actively seeking marketing and sales for its OTC line and regulatory approvals for its flagship product, Generex Oral-lyn™. Generex MENA has also put together a comprehensive catalogue of OTC products which rounds out the diabetic category including artificial sweetener, blood glucose monitoring device, and other items geared towards diabetic patients. Generex MENA, spearheaded by experienced management, is positioning itself as a true multinational pharmaceutical company and aims at increasing revenue and regulatory milestones in the year to come.

Below: Generex MENA at Arab Health Conference, January 2009.

Product Pipeline



Generex's product pipeline continues to grow and move forward towards commercialization. We are currently conducting pre-clinical and human clinical trials using our proprietary technology platforms in the areas of diabetes, obesity, pain management and cancer.

PRODUCT / DRUG	DISEASE	PRECLINICAL	CLINICAL	MARKET
RAPIDMIST™				
GENEREX ORAL-LYN™	DIABETES			
GLUCOSE RAPIDSPRAY™	DIABETES			
BABOOM!™ ENERGY SPRAY	ENERGY			
CRAVE-NX™ DIET AID SPRAY	DIET			
METCONTROL™ METFORMIN GUM	DIABETES			
FENTANYL ORAL SPRAY	PAIN			
MORPHINE ORAL SPRAY	PAIN			
LMW HEPARIN ORAL SPRAY	DVT			
IMMUNOMEDICINES				
AE37 VACCINE	BREAST CANCER			
AE37 VACCINE	PROSTATE			
AE-AI VACCINE	AVIAN FLU			
AE-O VACCINE	OVARIAN			
AE-IG VACCINE	GENETIC			
AE-M VACCINE	MELANOMA			
AE-H VACCINE	HIV			

Corporate Information

Board of Directors:

Anna E. Gluskin
President and Chief Executive Officer,
Chairperson of the Board

Rose C. Perri
Chief Financial Officer, Chief Operating Officer,
Treasurer, Secretary, Director

John P. Barratt
Independent Director

Brian McGee
Independent Director

Nola E. Masterson
Independant Director

Generex Subsidiary:
Antigen Express, Inc.
Biotech 3
One Innovation Drive
Worcester, MA 01605

Common Stock is traded
on the Nasdaq CM Symbol: GNBT

Shareholders' Meeting:

July 30, 2009 at 10:00AM
University of Toronto
Terrence Donnelly Centre for Cellular
and Biomolecular Research (Donnelly CCBR)
160 College Street
Toronto, ON
M5S 1E2

US Counsel:
Eckert Seamans Cherin & Mellott, LLC
1515 Market Street – Ninth Floor
Philadelphia, PA 19102-1909

Canadian Counsel:
Aird & Berlis LLP
181 Bay Street, Suite 1800
Toronto, ON, Canada
M5J 2T9

Patent and Trademark Agents:
Perry+Currier Inc.
1300 Yonge Street, Suite 500
Toronto, ON, Canada
M4T 1X3

Auditors:
MSCM LLP
701 Evans Avenue, 8th Floor
Toronto, ON, Canada
M9C 1A3

Accountants:
WithumSmith + Brown
100 Overlook Center
Princeton, NJ 08540

Transfer Agent:
StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003
Telephone: 610-649-7300
Fax: 610-649-7302

Shareholder Information:
Investor Relations Department
E-mail: info@generex.com
Telephone: 1-800-391-6755
Website: www.generex.com




Generex BIOTECHNOLOGY

Except for historical information contained herein, this report contains forward-looking statements that involve risks and uncertainties, including clinical results, regulatory approval of the Company's products, the timely availability and acceptance of new products, the impact of competitive products and pricing, and the management of growth, as well as the other risks detailed from time to time in Generex Biotechnology Corporation's Securities and Exchange Commission (SEC) filings, including the Company's annual report on Form 10-K.

All images used in the Generex Biotechnology 2008 Annual Overview are owned by the Company.

EMP